

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3030

February 5, 2009

Mr. Robert Miller
Chief Financial Officer
Oculus Innovative Sciences, Inc.
1129 N. McDowell Blvd.
Petaluma, CA 94954

      RE: **Oculus Innovative Sciences, Inc.**
               Form 10-K for the fiscal year ended March 31, 2008
               Filed May June 13, 2008
               File No. 1-33216

Dear Mr. Miller:

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                        Sincerely,

                        Angela J. Crane
                        Accounting Branch Chief